United States securities and exchange commission logo





                          June 5, 2023

       Chen Franco-Yehuda
       Chief Financial Officer
       Pluri Inc.
       MATAM Advanced Technology Park,
       Building No. 5, Haifa, Israel 3508409

                                                        Re: Pluri Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2023
                                                            File No. 333-272330

       Dear Chen Franco-Yehuda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Oded Har-Even, Esq.